EXHIBIT 99.1

Gildan Activewear Issues Statement in Response

to Media Reports

Montreal, Tuesday, March 19, 2024 – Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or “the Company”) today issued the following statement in response to recent media reports:

“In response to the receipt of a confidential non-binding expression of interest to acquire Gildan, Gildan’s Board formed a Special Committee of independent directors to, among other things, review and consider the merits of the proposal and any alternative transaction, including maintaining the status quo and continuing to execute on Gildan’s existing business plan.

After consulting with its legal and financial advisors and considering the interests of Gildan’s shareholders and other stakeholders, the Special Committee determined that it was consistent with its fiduciary duties and in the best interests of Gildan to contact other potential bidders with a view to maximizing the value of any potential transaction. The Special Committee, with the assistance of its financial advisors, conducted targeted outreach to a small number of reputable potential counterparties. Several of these counterparties expressed an interest in considering a potential friendly transaction with Gildan.

There can be no assurance any transaction will result from these discussions, and Gildan will continue to provide updates as appropriate.”

Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to the evaluation of the merits of the proposal received and of any alternative transaction, including maintaining the status quo and continuing to execute on Gildan’s existing business plan, and the possible outcomes thereof. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that the review process may not result in a transaction on suitable terms, or at all. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect these forward-looking statements. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward- looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion or projection in such forward-looking information, include, but are not limited to changes in general economic and financial conditions globally or in one or more of the markets we serve and our ability to implement our growth strategies and plans. These factors may cause the Company’s actual performance in future periods to differ materially from any estimates or projections of future performance expressed or implied by the forward-looking statements included in this press release.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE®, and Peds®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Vice-President, Head of Investor Relations (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com

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